Exhibit 99.6

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426         (614) 766-1459 FAX

December 4, 2018

The Board of Directors

The Equitable Bank, S.S.B.

2290 North Mayfair Road

Wauwatosa, Wisconsin 53226

Re:	New Conversion Valuation Agreement

Attn:	John P. Matter

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an updated conversion appraisal of The Equitable Bank, S.S.B. (hereinafter referred to as “Equitable”), relating to the mutual to stock conversion of Equitable and minority stock offering (“the “Stock Offering”) of Equitable’s mid-tier holding company. KELLER will provide a new pro forma valuation of the market value of the shares of Equitable’s mid-tier holding company to be sold in connection with the minority stock offering, based on September 30, 2018, financials rather than our original valuation based on June 30, 2018, financials.

KELLER is a national financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an approved conversion appraiser for filings with the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Board (“FRB”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offerings and conversions involving foundations.

KELLER agrees to prepare the new conversion appraisal in the format required by the FDIC and the FRB in a timely manner for prompt filing with the FDIC and the FRB. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions. Keller will also complete the new prospectus tables relating to the new valuation level and offering and the addition of a stub period ending September 30, 2018.

The new appraisal report will provide a detailed description of Equitable, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The new appraisal will include a description of Equitable’s market area, including both economic and demographic characteristics and trends. An analysis of other publicly traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Equitable with the comparable group and recognizing the risk related to an initial public offering.

In completing its new appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of Equitable; the economic and demographic conditions in Equitable’s existing marketing area; pertinent historical financial and other information relating to Equitable; a comparative evaluation of the operating and financial statistics of Equitable with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Equitable’s capital position and earnings potential; Equitable’s proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the new appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Equitable, and will not independently value the assets or liabilities of Equitable in order to prepare the appraisal.

Upon completion of the new conversion appraisal, KELLER will make a presentation to the board of directors of Equitable to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

For its services in completing this new appraisal, KELLER's fee will be $12,000 including one final valuation update, plus out-of-pocket expenses not to exceed $200, for copying, binding, etc. Any additional valuation updates, including the final update, will not be subject to an additional fee. Any appraisal valuation update is not a mandatory requirement but can be requested by regulators. Including such a request by regulators or completed voluntarily in response to changes in the market prices of thrifts, our total fee will be $12,000, including the final valuation update, which will be required.

Equitable agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation reasonably relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Equitable or by an intentional omission by Equitable to state a material fact in the information, provided, however, Equitable shall not be obligated to indemnify KELLER for any loss, cost or expense attributable to the negligence, bad faith or willful misconduct of KELLER or its employees or agents or to the extent such loss, cost or expense was due to a breach of this agreement by KELLER.

KELLER agrees to indemnify Equitable and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence, bad faith or willful misconduct of KELLER or its employees or affiliates.

This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller
President

The Equitable Bank, S.S.B.

By:	/s/ John P. Matter
John P. Matter
President & Chief Executive Officer

Date:	12-5-18